UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   June 2008            File No.    001-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated June 24, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: June 24, 2008	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:                                                           Amex: DEJ / TSX-V: DEJ

FOR RELEASE:

June 24, 2008

Dejour Joint Ventures Paradox Basin O&G Leases with MDU Resources unit, Fidelity E & P Co.

Denver Colorado, June 24, 2008:  Dejour Enterprises Ltd., (Amex: DEJ, TSX-V:DEJ) an oil and natural gas exploration and production company, announced today it has signed a joint operating agreement with Fidelity Exploration & Production Company covering 14,000 acres of long term, highly prospective oil and gas leases in the Northern Paradox Basin located in South-eastern Utah.  Fidelity, a subsidiary of MDU Resources Group Inc., (NYSE:  MDU), operates over 3400 wells in North America.   Its parent company reported annual revenues of over USD $4 billion in 2007 according to its latest annual report.

Industry awareness of the Paradox Basin has been developing since Delta Petroleum announced in December 2007 its Greentown project discovery, resulting in the development of a new pipeline and other infrastructure in this area.

“We are extremely pleased with the opportunity this joint venture brings to Dejour.  Fidelity is a highly qualified, experienced operator in the Rocky Mountains with a keen interest in this emerging resource play.  We expect they will provide Dejour with valuable experience and efficient operating capability in an area where we both believe a significant natural gas discovery has been made but has yet to be fully delineated,” states Harrison Blacker, President of Dejour USA.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company creating shareholder value through a balance of exploration, development, production and monetization of strategic North American energy properties including oil, natural gas and uranium.

The Company is listed on the Amex (DEJ), TSX Venture Exchange (DEJ.V), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

Statements Regarding Forward-Looking Information:  Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially, including comments regarding the expectation that the offering will be completed consistent with the terms outlined above and use of proceeds from this transaction.  Actual results may differ materially from those presented.  Factors that could cause results to differ materially include fluctuations in oil, gas and uranium prices, changes in U.S. and Canadian securities markets and failure to receive regulatory approvals.  Dejour assumes no obligation to update this information.  There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of risk factors in our Form 20-F for 2006, as amended.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com